[LETTERHEAD OF GLADSTONE INVESTMENT]
September 7, 2011
VIA FACSIMILE AND EDGAR
Edward Bartz, Esq.
United States Securities and Exchange Commission
Division of Investment Management
100 F Street, N.E.
Mail Stop 8626
Washington, D.C. 20549

Re:	Gladstone Investment Corporation
Registration Statement on Form N-2
Registration No. 333-160720
Dear Mr. Bartz:
The undersigned registrant hereby requests that the Securities and Exchange Commission take appropriate action to cause the above-referenced registration statement to be declared effective on September 9, 2011 at 12:00 p.m. Eastern Time or as soon thereafter as practicable.
Very truly yours,
GLADSTONE INVESTMENT CORPORATION

By:	/s/ David Watson
David Watson
Chief Financial Officer

cc:	Thomas R. Salley
Darren K. DeStefano
Christina L. Novak